Mail Stop 3561

March 1, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Timothy J. Casey, Chief Executive Officer
K-Sea Transportation Partners L.P.
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816

   Re: **K-Sea Transportation Partners L.P.**
      Form 10-K for the fiscal year ended June 30, 2006
      Filed September 6, 2006
      File No. 001-31920

Dear Mr. Casey:

We have reviewed your filing, solely for the issue identified below, and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended June 30, 2006

Notes to Consolidated Financial Statements, page F-9
Note 8. Commitments and Contingencies, page F-21

1.   Please tell us to what extent your protection and indemnity insurance companies
        have accepted responsibility for pollution related costs, including clean-up costs
        and environmental damages in connection with the November 2005 capsizing of
        one of your tank barges. As part of your response, you should include the
        estimated amount of such costs, any deductibles you have with regards to these
        policies and a further update of the progress of clean up to date. We note no
        further information regarding this spill in your subsequent Forms 10-Q despite it
        being over a year since the incident occurred. Please refer to SAB Topic 5:Y,
        Question 2 and revise future filings accordingly.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

·   staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
      by the Commission or any person under the federal securities laws of the United
      States.

Mr. Timothy Casey, CEO
K-Sea Transportation Partners L.P.
March 1, 2007
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief